;Triad Industries, Inc.
Grand Ave
Escondido, Ca 92025

February 22, 2005

SEC
100 F St. Street NE
Washington, DC 20549

Re: Triad Industries, Inc.
       File No. 000-28581

Dear Ms. Beshers;

Below please find the response to your questions dated February 7, 2005.

1. We note that you restated your statements of operations in 2005 due to the improper exclusion of an expense amount , in 2004 due to the exclusion of intercompany elimination entries, and twice in 2003 related to the impairment of a deferred tax benefit. We also note that you have amended almost every one of your periodic filings since 2001. It appears to us that these errors may indicate one or more material weaknesses in your disclosure controls and procedures. Please tell us how these errors and numerous revisions to your periodic filings have affected your conclusion regarding the affectiveness of the design and operation of your disclosure controls and procedures. If you still maintain that your disclosure controls and procedures were operating effectively as of December 31, 2004, you must clearly describe the basis for that conclusion within this section. In addition, please tell us and disclose in an amended 10KSB what changes management has made in order to prevent more errors in the future.
              See new filing.

2. We note your responses to comment 8 through 12. We await the filing of these amended documents incorporation the agreed upon changes, including additional disclosures within the Controls and Procedures section discussing the errors in your original filings, what cause the errors, and how these errors affected your conclusion regarding the effectiveness of the design and operation of your disclosure controls and procedures, as applicable.

                  See new filing

Should you have any questions please contact the undersigned at 760-741-1128.

Thank you
Linda Bryson
President